

Mail Stop 3561

January 19, 2016

Stanislav Augustin
President and Chief Executive Officer
Reliant Service Inc.
3 Rabí
Rabi, Czech Republic 34201

> **Re:** **Reliant Service Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 19, 2016**
> **File No. 333-208934**

Dear Mr. Augustin:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that your auditor's report indicates the financial statements have been prepared in accordance with the cash basis of accounting. Please note that Rule 4-01(a)(1) of Regulation S-X requires financial statements to be prepared in accordance with generally accepted accounting principles (GAAP). GAAP requires financial statements to be prepared using accrual basis accounting as opposed to the cash basis accounting. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

If you have any questions, please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720.

Sincerely,

/s/ Jennifer López for

Mara Ransom
Assistant Director
Office of Consumer Products